EXHIBIT 2

                                   AGREEMENT

     Reference is made to the Agreement dated as of June 18, 1999 by and among Platronics, Inc. ("Platronics"), Sheridan Printing Company, Inc. ("Sheridan Printing"), James Sheridan ("Sheridan"), Ronald Knigge, JJR Corp. d/b/a Rose Investments Corp. ("JJR Corp."), John Rose ("Rose"), West Worldwide Industries, Inc., and West Worldwide Venture Capital, Inc. ("West Worldwide") (the
"Agreement"). The undersigned hereby clarify their obligations and responsibilities with respect to the Agreement as follows:

     1. All provisions of the Agreement shall be deemed to be in force with an effective closing date of October 12, 1999, in lieu of the closing date of June 15, 1999, provided that the shares of Platronics proposed to be purchased by JJR Corp. from Sheridan Printing shall close at such future time and date as mutually agreed upon by the parties and shall continue to be held in escrow pending such closing.

     2. The purchase price of the shares of Platronics proposed to be purchased by JJR Corp. and West Worldwide from Sheridan Printing, as described in the Agreement, shall continue to be in force, except that the terms of payment shall be modified to provide that all payments during the first year are reduced by fifty (50%) percent, and the deferred amount shall be payable from fifty (50%) percent of any profits realized by JJR Corp. or West Worldwide on the sale of such stock.

     3. All shares to be issued to JJR Corp. and West Worldwide, pursuant to the Agreement, shall be held in escrow until such time as shares are paid in full (e.g., if 20% of the shares are paid for, then 20% of the shares may be released). However, in no event will more shares be released than the number of shares for which payment has been received.

     4. Sheridan acknowledges, pursuant to the Agreement, that he may have a responsibility, if requested by JJR Corp. or West Worldwide, to refund the purchase of the shares provided for therein. Upon receipt of such request and receipt of the shares, Sheridan shall, within twenty-four (24) hours, make a refund to JJR Corp. and/or West Worldwide. Time is of the essence.

     5. The parties agree that time period relating to the ability of JJR Corp. and West Worldwide to return shares to Sheridan Printing is expressly limited to forty-five (45) days from September 30, 2001 (the end of Platronics' fiscal year).

     If the provisions of this Agreement are in conflict with or contrary to the provisions of the Agreement, then the provisions of this Agreement shall supercede and replace the similar provisions of the Agreement.


     With intent to be legally bound, the parties do herefore place their hands and seals:




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_______________________________             ____________________________________
Date                                        James Sheridan


______________________________              ____________________________________
Date                                        John Rose


______________________________              ____________________________________
Date                                        Steven West


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